Exhibit Number	Page

Copies of the disclosure letters that PLDT Inc. (the “Company”) filed on February 26, 2026 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in connection with the following:

(a)
Declaration of a regular cash dividend of P46.00 per outstanding share of Common Stock of the Company payable on April 16, 2026 to the holders of record as of March 26, 2026.

The cash dividend was declared out of the audited unrestricted retained earnings of the Company as at December 31, 2025, which are sufficient to cover the total amount of dividend declared;

(b)
Declaration of a cash dividend of P2,437,500.00 on all of the outstanding shares of Voting Preferred Stock of the Company for the quarter period ending April 15, 2026 and payable on April 15, 2026 to the holder of record as of April 2, 2026.

The cash dividend was declared out of the audited unrestricted retained earnings of the Company as at December 31, 2025, which are sufficient to cover the total amount of the dividend declared;

(c)
Press release on the audited consolidated financial results of the Company as at and for the year ended December 31, 2025;

(d)
Confirmation of appointment of Mr. Juancho Paolo L. Jerusalem as First Vice President and Head of Enterprise Strategic Business Development and Alliances of the Company; and

(e)
Notice of the Annual Stockholders’ Meeting for 2026.

34

February 26, 2026

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities and Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. (the “Company”) hereby submits SEC Form 17-C regarding the declaration of a regular cash dividend of P46.00 per outstanding share of Common Stock of the Company payable on April 16, 2026 to the holders of record as of March 26, 2026.

This submission shall serve as our compliance with the PSE’s Revised Disclosure Rules and the Securities Regulation Code.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,326 As of January 31, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
February 26, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on February 26, 2026, the Board declared a regular cash dividend of P46.00 per outstanding share of Common Stock of the Company payable on April 16, 2026 to the holders of record as of March 26, 2026.

The cash dividend was declared out of the audited unrestricted retained earnings of the Company as at December 31, 2025, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

February 26, 2026

February 26, 2026

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith SEC Form 17-C regarding the declaration of a cash dividend on all outstanding shares of Voting Preferred Stock of PLDT Inc.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,326 As of January 31, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
February 26, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

11.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on February 26, 2026, the Board declared a cash dividend of P2,437,500.00 on all of the outstanding shares of Voting Preferred Stock of the Company for the quarter period ending April 15, 2026 and payable on April 15, 2026 to the holder of record as of April 2, 2026.

The cash dividend was declared out of the audited unrestricted retained earnings of the Company as at December 31, 2025, which are sufficient to cover the total amount of the dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

February 26, 2026

February 26, 2026

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities and Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith the press release of PLDT Inc. (the “Company”) in connection with the Company’s audited consolidated financial results as at and for the year ended December 31, 2025.

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,326 As of January 31, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
February 26, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No.: 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

12.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on February 26, 2026, the Board approved the Company’s audited consolidated financial statements as at and for the year ended December 31, 2025.

A copy of the press release is attached herewith.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

February 26, 2026

NET SERVICE REVENUES REACHED A RECORD ₱196.2 B, UP 1%

UP 3%, EXCLUDING LEGACY SERVICES

CONSOLIDATED GROSS SERVICE REVENUES UP 2%

TO ₱212.2 B IN 2025

DATA AND BROADBAND
NOW ACCOUNT FOR 85% OF SERVICE REVENUES AT ₱166.5 B

CONSOLIDATED EBITDA ROSE 3% TO A RECORD ₱111.2 B

EBITDA MARGIN STABLE AT 52% FOR THE YEAR

CORE INCOME IMPROVED 1% TO ₱34.6 B

WIRELESS CONSUMER REVENUES TOTALED ₱85.0 B, UP 1% YOY

4Q WIRELESS CONSUMER REVENUES UP 4% QoQ,

WIRELESS CONSUMER DATA REVENUES AT ₱77.2 B, UP 1%

FIXED WIRELESS REVENUES UP 22%

FIBER REVENUES CLIMBED 6% TO ₱59.4 B

FIBER MADE UP 98% OF TOTAL HOME REVENUES OF ₱61.0 B

FIBER NET ADDS UP 98% YOY TO 392K, CHURN AT 1.8%

ENTERPRISE REVENUES AT ₱48.4 B

CORP DATA/ICT REVENUES AT ₱36.3 B, HIGHER BY 3%

ICT REVENUES SURGED 25%

2025 CAPEX AT ₱60.3 B FROM ₱78.2 B LAST YEAR

CAPEX INTENSITY DOWN TO 28%

POSITIVE FREE CASH FLOW SUSTAINED AS OF END-2025

FINAL CASH DIVIDEND APPROVED AT ₱46 PER SHARE

MAYA CAPS 2025 WITH STRONG GROWTH AND PROFITABILITY

PLDT SECURES BACK-TO-BACK INCLUSION
IN S&P GLOBAL SUSTAINABILITY YEARBOOK

MANILA, Philippines 26th February 2026 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) reported Gross Service Revenues growth of 2% to ₱212.2 billion, while Net Service Revenues (net of interconnect costs) rose 1% to a record ₱196.2 billion in 2025. Growth in data and broadband continued to offset declines in legacy services, supporting stable earnings and margins. Data & broadband revenues totaled ₱166.5 billion, accounting for 85% of Net Service Revenues versus 84% last year. Excluding the legacy drag, Net Service Revenues grew 3%.

Consolidated EBITDA increased 3%, or ₱2.7 billion, to a record ₱111.2 billion, with EBITDA margin steady at 52% for the year.

Capital expenditures for 2025 amounted to ₱60.3 billion, compared to ₱78.2 billion in the same period last year. This brought capex intensity down to 28%. The decline reflects continued capex discipline and successful vendor negotiations.

Notably, PLDT sustained positive free cash flow as of end-2025, well ahead of its forecast 2026 target.

Core Income increased 1% to ₱34.6 billion. Maya’s first full year of profitability contributed to core earnings and helped offset the decline in Telco Core Income. Telco Core Income declined by 3% to ₱33.9 billion. This excludes the impact of tower sales and equity share in Maya Innovations Holdings. Reported Net Income for full year 2025 declined by 7% to ₱30.0 billion, reflecting lower non-core gains and higher non-recurring charges.

The PLDT Board today approved the payout of a final dividend of ₱46 per share, which brings total dividends for 2025 to ₱94 per share or a payout of 60% of Telco Core EPS of ₱157. Reported EPS reached ₱139.

Consolidated Net Debt as of end-December 2025 amounted to ₱284.7 billion, while Net Debt-to-EBITDA stood at 2.56x. Gross Debt was at ₱296.9 billion, with maturities well spread out. 13% of Gross Debt is denominated in U.S. dollars while 5% of total debt is unhedged. PLDT’s credit ratings from Moody’s and S&P Global remain at investment grade.

“The first half of the year was tough, but we regained momentum in the second half, with our third quarter gains carrying us through to the end of 2025. Our core business has remained stable, especially considering the challenges in the wider economy. We likewise saw our disciplined and focused investments strengthen our free cash flow,” said Manuel V Pangilinan, PLDT and Smart Chairman and CEO.

“We continue to build a healthier business for the long term, powered by our subscribers and the steady scaling of our growth engines, including our ICT and data center businesses and Maya, which are becoming increasingly meaningful contributors to PLDT,” he added.

Wireless Consumer: Demonstrating Resilience in a Competitive, Value-driven Market

PLDT’s Wireless Consumer segment (previously referred to as Individual Wireless) generated ₱85.0 billion in revenues in 2025, demonstrating resilience amid a competitive, value-driven market. Performance improved in the second half, with 4Q revenues rising 4% quarter-on-quarter, reflecting a more strategic approach to pricing and customer management, continued investments in network quality, and accelerating 5G adoption to support higher-value usage.

Wireless consumer data revenues (including Fixed Wireless Access or FWA) increased 1% to ₱77.2 billion, now accounting for 91% of total Wireless Consumer revenues. Mobile data revenues stood at ₱75.3 billion, up 1% year-on-year.

Usage growth remained healthy. Total data traffic rose 7% to 5,914 petabytes in 2025, reflecting sustained data engagement across the base. Active data users reached 43.2 million as of end-December, supporting continued scale in data consumption and providing a strong runway for targeted offer design and 5G-led engagement.

FWA remained a key growth area, with revenues up 22% year-on-year, supported by the shift from 4G to 5G FWA, which improved customer experience and enabled better monetization of available 5G capacity.

Smart’s core modernization program, now underway, is strengthening the network’s analytics and targeting capabilities, enabling more personalized offers and better marketing efficiency. Against a value-driven market backdrop, Smart maintained stable ARPUs, supported by continued 5G adoption and higher data consumption.

5G adoption continues to accelerate. 5G devices increased 35% year-on-year to 11.2 million, representing 19% of total handsets on the network. The wider availability of affordable 5G handsets and Smart’s network optimization continue to drive the shift toward faster, more reliable connectivity.

PLDT Home: Record revenues supported by sustained Fiber expansion, robust subscriber momentum

PLDT Home continued its strong performance in 2025, delivering record revenues supported by sustained Fiber expansion and improving customer economics. Total Home revenues rose 3%, or ₱1.7 billion, to ₱61.0 billion, while Fiber revenues grew 6%, or ₱3.4 billion, to ₱59.4 billion. Fiber now contributes 98% of total Home revenues, underscoring PLDT Home’s continued shift to a fiber-led broadband portfolio.

Subscriber momentum remained robust and quality-led. Fiber net additions reached 392,000 in 2025, up 98% year-on-year, reflecting improved execution in installations and service delivery. Total fiber subscribers reached 3.76 million as of end-December 2025, supported by selective prepaid fiber expansion that broadened reach while protecting the premium mix.

Customer economics also improved. PLDT Home FTTH ARPU remained relatively stable at ₱1,447 for full year 2025, remaining the highest in the industry. Churn continued to trend down, improving sequentially to 1.6% in 4Q2025 from 1.9% in 3Q2025. Full-year churn stood at 1.8%, reflecting stronger customer loyalty driven by service improvements and value-added bundles.

PLDT also continued to strengthen its bundling leadership to raise stickiness and increase monetization touchpoints.

PLDT Home launched its PLDT Home Fiber Prepaid, tapping into a new growth segment, while also seeing strong uptake of higher-speed postpaid plans bundled with entertainment services, including PLDT Home Fiber Netflix.

Beyond speed upgrades for its postpaid plans, PLDT Home further strengthened its offers by enriching its Fiber Unli All plans with integrated entertainment offerings such as Cignal and HBO Max. It also introduced Home Life, a new category designed for households adopting smart home ecosystems, offering a smart home starter kit that enhance home security and everyday living.

Beyond streaming bundles, PLDT Home has expanded its portfolio into PC gaming access through IGV Game Pass, granting subscribers free access to over 200 PC games for one year.

This whole-home strategy is positioned as the next layer of monetization, with competitively priced hardware designed to drive adoption and increase share of wallet over time.

PLDT Enterprise: Record Revenues Driven by ICT and Digital Infrastructure Growth

PLDT Enterprise delivered its highest-ever revenues in 2025 at ₱48.4 billion, up 1% YoY, marking a return to growth and reflecting improved second-half momentum and execution across key verticals.

This performance was led by PLDT’s ICT and platform-led services, as the company deepened its capabilities across managed services, cybersecurity, cloud, and AI-enabled digital infrastructure, positioning the segment for more durable, higher-valuegrowth beyond connectivity. Corporate Data & ICT accounted for 75% of Enterprise revenues, rising 3% to ₱36.3 billion, underscoring the ongoing shift toward digital infrastructure and solutions.

A key 2025 milestone was the rollout of the Unified 911 emergency response platform in partnership with the Department of the Interior and Local Government (DILG) and the Bureau of Fire Protection (BFP), which integrates police, fire, medical, and rescue services into a single digital system to enable faster, more coordinated emergency response nationwide.

PLDT Enterprise also strengthened its differentiated trust and cybersecurity stack with SmartSafe SilentAccess, a network-powered silent authentication solution that moves beyond SMS OTPs and aligns with the push of Bangko Sentral ng Pilipinas (BSP) for stronger digital authentication standards. PLDT was first-to-market in silent authentication, with commercial engagements beginning in September, ahead of full rollout. In parallel, PLDT Enterprise and ePLDT accelerated AI and managed services adoption through customer engagements such as the Intelligent Enterprise Workshop.

Supporting this momentum, ePLDT and its data center subsidiary, VITRO Inc. posted combined revenues of ₱6.5 billion, up 22% YoY, driven by strong enterprise demand across colocation, multi-cloud, managed services, and cybersecurity solutions.

ePLDT’s tech services business grew 24% from the same period last year, supported by strong performance across its two core pillars, Managed Services and Data and AI. Meanwhile, VITRO Inc., the data center arm of the PLDT Group, delivered a 17% revenue growth in its colocation business.

In April 2025, VITRO Inc. launched VITRO Santa Rosa (VSR), the country’s first AI-ready hyperscale data center, aimed at accelerating digital and AI adoption nationwide. Since its inauguration, it has secured multiple large enterprise clients, including a hyperscale anchor tenant.

Capitalizing on VSR, ePLDT subsequently launched Pilipinas AI, the country’s first sovereign AI solutions stack, designed to help enterprises overcome common barriers to AI adoption, including complex integration requirements and a shortage of AI expertise, enabling them to move faster, smarter, and more efficiently.

Pilipinas AI is also expected to make a significant impact across key industries such as BFSI, BPO, healthcare, public services, and academia by enabling organizations to leverage advanced AI capabilities while ensuring that sensitive data and workloads remain within Philippine jurisdiction.

Beyond large enterprises, Small and Medium Enterprises (SMEs) contributed to Enterprise growth with a 3% revenue increase YoY, powered by strong, reliable fiber and mobile access and accessible, scalable ICT solutions for entrepreneurs. This was supported by key collaborations, such as a nationwide MSME Day Series in partnership with the Department of Trade and Industry, TikTok, Lexmeet, and RCBC.

Network: Investing to Enhance Connectivity, Service Quality Across the Country

The PLDT Group continued investing in its fiber and wireless infrastructure to enhance coverage and service quality across the Philippines. As of end-December 2025, the Group’s fiber network spanned approximately 1.25 million cable kilometers of domestic and international fiber.

To improve reach and network efficiency, particularly in geographically isolated and disadvantaged areas (GIDAs), PLDT also explored innovative connectivity solutions to overcome deployment challenges in hard-to-reach locations. This includes Smart’s partnership with Lynk Global to enable direct-to-device satellite-powered mobile connectivity, allowing users to send SMS and use apps like WhatsApp even when cell services are unavailable, carrying out a successful pilot in the island province of Catanduanes.

PLDT also tested Radisys broadband wireless access (BWA) technology as a potential complement to fixed broadband rollouts, particularly in areas where it is challenging to deploy fiber. The point-to-multipoint BWA platform is designed to provide reliable connectivity in hard-to-reach locations. The company also piloted Google’s Taara air laser technology to deliver fiber-like speeds using beams of light instead of undersea or underground cables, to sites like Talim Island in Rizal, Dipaluda in Isabela and Bagong Pag-asa in Quezon City.

Maya Caps 2025 with Strong Growth and Profitability

Maya, the leading digital financial services platform in the Philippines, closed 2025 with robust growth and full-year profitability. Maya’s integrated platform and full suite of payment and digital banking products enable Filipino consumers to flexibly spend, securely save, and easily borrow and invest, while giving businesses the tools to grow and thrive. This ecosystem flywheel reinforced Maya’s leadership as the country’s leading digital bank and merchant acquirer.

In 2025, powered by Maya’s proprietary technology platform and AI capabilities, Maya accelerated credit expansion through the launch of the Maya Black Credit Card and continued scaling of Easy Credit and Personal Loans. Deposit products, such as Maya Savings, Maya Personal Goals, and Maya Time Deposit Plus, continue to bring more financial independence to consumers by offering attractive interest rates.

Maya also maintained leadership as the country’s leading merchant acquirer, enabling enterprises and MSMEs to access integrated payment acceptance, deposits, and lending through Maya Business Manager, reinforcing its role as a key business payments and financial services partner nationwide.

As of December 31, 2025, Maya’s deposit balance reached approximately ₱68 billion, up 72% year-on-year, while total loans disbursed since 2022 rose to ₱256 billion. Credit portfolio quality remained stable, with a gross NPL ratio of 6.1% for the year as portfolios continue to mature.

The Maya Group posted total net income of ₱1.7 billion for the full year 2025, marking its first full year of profitability. Growth was supported by strong execution and cost management driven by operating leverage from owning the platform.

Beyond financial performance, Maya continued to expand strategic partnerships in 2025 across both the private and public sectors to bring more Filipinos into digital finance. These include collaborations with Cebuana Lhuillier to serve new-to-credit consumers, and with Pepsi-Cola Products Philippines, Inc. and Ultra Mega to enable purchase financing for micro businesses. Maya also partnered with Philippine Airlines to seamlessly integrate airline miles rewards into the Maya app and to power secure, convenient digital engagement and voting experiences for platforms such as Pinoy Big Brother and Miss Universe Philippines. In the public sector, Maya expanded collaborations with government agencies such as the Department of Education (DepEd), the Philippine Sports Commission (PSC), and the National Power Corporation (NAPOCOR), helping citizens access financial services more seamlessly.

Based on the success of various products, Maya continues to redefine the rules of finance in the Philippines so that more Filipinos can live the life they want today.

Sustainability

For the second consecutive year, PLDT is included in the S&P Global Sustainability Yearbook, following strong performance in the 2025 S&P Global Corporate Sustainability Assessment (CSA) and continued improvements across economic, environmental, social, and governance (ESG) dimensions. The company earned a CSA score of 77, placing within the top 15% of the global telecommunications industry and within the top 30% relative to the industry’s highest performer.

PLDT also received a “B” rating from CDP for both Climate and Water—aligned with global, regional, and industry averages for Climate, and exceeding them for Water. These ratings reflect sustained efforts to manage and disclose environmental risks and opportunities. Central initiatives include the Group’s decarbonization roadmap targeting a 40% reduction in Scope 1 and Scope 2 emissions by 2030, enhanced climate risk disclosures, and institutionalized water conservation commitments.

In the last quarter of 2025, PLDT and Smart advanced the following ESG priorities:

• Environmental Stewardship and Governance: Both PLDT and Smart Boards approved formal energy management and water conservation policies, reinforcing groupwide resource efficiency, regulatory compliance, and alignment with global environmental standards.

• Energy Management and Audits: Energy audits were conducted in 26 high power-consuming network sites nationwide, alongside deployment of IoT-enabled remote monitoring systems in seven Mindanao facilities. These measures contribute to improved network uptime and optimized electricity use. A new batch of employees completed training as Certified Energy Managers and Certified Energy Auditors, strengthening internal capability to support decarbonization goals.

• Circularity and Waste Management: The Group expanded its e-waste management program, reaching more than 200 activated collection sites nationwide and recovering over 39.9 metric tons of e-waste from July 2023 to December 2025. To manage plastic packaging waste, organizational learning sessions on the Extended Producer Responsibility Law were launched to align efforts toward national plastic neutrality targets.

• Climate Action and Adaptation: PLDT and Smart reaffirmed support for the government’s whole-of-nation climate action approach. In November 2025, the Group joined the Climate Change Commission’s Climate Consciousness Week Solidarity Night, presenting its integration of climate resilience into network operations, employee development, and partnerships. The Group also formalized an agreement with the Department of Education and the Central Visayan Institute Foundation (CVIF) to expand the adoption of the CVIF Dynamic Learning Program’s teaching methodology nationwide—supporting learning continuity amid climate disasters and strengthening competencies in Science, Innovative Technology, Engineering, and Mathematics.

• Cybersecurity and Digital Upskilling: From January to December 2025, PLDT and Smart blocked 210 billion attempts to access malicious domains and disabled 800,000 mobile numbers linked to phishing, SMShing, and Vishing. Through the #BeCyberSmart campaign, over 58,000 individuals were reached with internet safety education. Digital skilling efforts trained 1,300 smallholder farmers and 3,600 MSME and cooperative representatives via the Digital Farmers Program and eBizNovation, expanding participation in the digital economy.

• Child Rights: The Group blocked over 2 million URLs linked to online sexual abuse and exploitation of children (OSAEC) from June 2021 to December 2025 and prevented more than 1 million access attempts to OSAEC URLs in 2025 alone. PLDT and Smart also participated in multi-sector engagements to strengthen child safeguarding practices, including the roundtable with the UN Special Representative of the Secretary-

General on Violence Against Children, the 2025 ASEAN ICT Forum on Child Online Protection, the “Ako Para Sa Bata” annual conference by the Child Protection Network, and the Manila Bulletin Sustainability Forum.

• AI Adoption: PLDT and Smart Directors and Officers joined the 2025 Corporate Governance Enhancement Session for MVP-led companies, focusing on AI integration into governance and risk frameworks. The Group launched the Enterprise Risk Intelligent Companion Agent (ERICA), using AI to automate risk identification and assessment. The Group also introduced the Emergency Vital Essentials (EVE) platform, which uses AI to better equip employees and their families in preparing for emergencies and disasters. Community outreach expanded through the “AI-in-a-Box” program, which promoted use of AI for learning, productivity, and entrepreneurship to over 2,500 teachers, students, MSMEs, farmers, LGU personnel, persons with disabilities, and media practitioners in 2025.

• Sustainability Network: PLDT remained active within the United Nations Global Compact and served on the 2025 Board of Trustees of UN Global Compact Network Philippines. Collaboration with private sector peers continues to strengthen alignment of innovation and business practices with the Sustainable Development Goals, particularly in climate action, gender equality, and human rights.

• Global ESG Frameworks: PLDT continues advancing transparency through global reporting standards. Its 2024 Annual and Sustainability Report was cited as an early adopter of the Taskforce on Nature-related Financial Disclosures (TNFD), reflecting the company’s commitment to proactively assess, manage, and report on nature-related risks and opportunities. PLDT was also the first Philippine company to support the Task Force on Climate-related Financial Disclosures (TCFD), which underpins the adoption of IFRS Sustainability Disclosure Standards S1 and S2. The Group recently joined the Taskforce on Inequality and Social-related Financial Disclosures (TISFD) to strengthen reporting on social impacts.

2026 Outlook

For 2026, PLDT expects capex to be in the mid-₱50 billion range, reflecting disciplined investment. PLDT intends to sustain positive free cash flow and maintain a 60% dividend payout.

X X X

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2025 and 2024

(in million pesos)

	2025	2024
ASSETS
Noncurrent Assets
Property and equipment	327,989	318,069
Right-of-use assets	48,777	39,111
Investments in associates and joint ventures	52,425	52,764
Financial assets at fair value through profit or loss	1,030	1,101
Debt instruments at amortized cost – net of current portion	350	370
Investment properties	7,789	3,000
Goodwill and intangible assets	64,421	64,464
Deferred income tax assets – net	11,582	14,643
Derivative financial assets – net of current portion	617	385
Prepayments and other nonfinancial assets – net of current portion	46,486	61,929
Contract assets – net of current portion	333	485
Other financial assets – net of current portion	3,616	3,126
Total Noncurrent Assets	565,415	559,447
Current Assets
Cash and cash equivalents	11,866	10,011
Short-term investments	10	136
Trade and other receivables	31,367	31,612
Inventories and supplies	1,843	3,306
Current portion of contract assets	1,154	1,401
Current portion of derivative financial assets	203	30
Current portion of debt instruments at amortized cost	20	25
Current portion of prepayments and other nonfinancial assets	16,191	9,975
Current portion of other financial assets	339	831
	62,993	57,327
Assets classified as held-for-sale	6,420	6,501
Total Current Assets	69,413	63,828
TOTAL ASSETS	634,828	623,275

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,204	130,312
Retained earnings	43,328	33,901
Other comprehensive loss	(41,741)	(43,892)
Total Equity Attributable to Equity Holders of PLDT	126,889	115,419
Noncontrolling interests	1,194	1,316
TOTAL EQUITY	128,083	116,735

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at December 31, 2025 and 2024

(in million pesos)

	2025	2024
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	278,868	258,246
Lease liabilities – net of current portion	55,276	46,703
Deferred income tax liabilities – net	75	60
Customers’ deposits	1,262	2,046
Pension and other employee benefits	3,810	3,548
Deferred credits and other noncurrent liabilities	8,311	7,475
Total Noncurrent Liabilities	347,602	318,078
Current Liabilities
Accounts payable	56,379	66,722
Accrued expenses and other current liabilities	72,952	85,488
Current portion of interest-bearing financial liabilities	16,180	23,340
Current portion of lease liabilities	8,897	7,335
Dividends payable	2,087	2,005
Current portion of derivative financial liabilities	77	97
Income tax payable	946	1,860
	157,518	186,847
Liabilities associated with assets classified as held-for-sale	1,625	1,615
Total Current Liabilities	159,143	188,462
TOTAL LIABILITIES	506,745	506,540
TOTAL EQUITY AND LIABILITIES	634,828	623,275

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2025, 2024 and 2023

(in million pesos, except earnings per common share amounts which are in pesos)

	2025	2024	2023
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues	212,186	208,382	201,832
Non-service revenues	6,202	8,451	9,121
	218,388	216,833	210,953
EXPENSES
General operating costs	75,789	78,068	81,655
Depreciation and amortization	59,487	56,228	58,662
Cost of devices, accessories and contract-specific services	12,784	14,011	15,092
Asset impairment	3,970	4,321	4,432
Interconnection costs	16,010	13,718	10,418
	168,040	166,346	170,259
	50,348	50,487	40,694

OTHER EXPENSES — NET	10,859	7,794	4,217

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS	39,489	42,693	36,477

PROVISION FOR INCOME TAX	9,271	10,138	9,612
NET INCOME FROM CONTINUING OPERATIONS	30,218	32,555	26,865

NET LOSS FROM DISCONTINUED OPERATIONS	—	—	(41)
NET INCOME	30,218	32,555	26,824
ATTRIBUTABLE TO:
Equity holders of PLDT	30,011	32,307	26,614
Noncontrolling interests	207	248	210
	30,218	32,555	26,824
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	138.63	149.26	122.91
Diluted	138.63	149.26	122.91
Earnings Per Share from Continuing Operations Attributable to Common Equity Holders of PLDT
Basic	138.63	149.26	123.10
Diluted	138.63	149.26	123.10

	PLDT Consolidated
	Full Year
(Php in mn)	2025	2024	% Change

Total revenues	218,388	216,833	1%

Service revenues (a)	212,186	208,382	2%

Expenses (b)	168,040	166,346	1%

Expenses excluding MRP and Interconnection costs	150,642	150,940	-

MRP and Interconnection costs	17,398	15,406	13%

EBITDA (c)	111,231	108,515	3%
EBITDA Margin	52%	52%

Income before Income Tax	39,489	42,693	(8%)

Provision for Income Tax	9,271	10,138	(9%)

Net Income - Attributable to Equity Holders of PLDT	30,011	32,307	(7%)

Telco Core Income (d)	33,925	35,138	(3%)

(a) Service Revenues, gross of interconnection costs
Service Revenues, gross of interconnection costs	212,186	208,382	2%

Interconnection costs	16,010	13,718	17%
Service Revenues, net of interconnection costs	196,176	194,664	1%

(b) Expenses include Interconnection Costs and MRP expenses
(c) EBITDA excluding the impact of MRP
(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, MRP, and share in Maya Innovations Holdings gains (losses)

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Jinggay N. Nograles	Sarah Azucena-Reodica
pldt_ir_center@pldt.com.ph	corpcomm@pldt.com.ph

About PLDT

PLDT is the Philippines' largest fully integrated telco company. Through its principal business groups — from fixed line to wireless — PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine — listed companies.

Further information can be obtained by visiting www.pldt.com

February 26, 2026

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. hereby submits SEC Form 17-C regarding the appointment of an officer.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553
No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,326 As of January 31, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
February 26, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

13.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 4 (Resignation, Removal or Election of Directors or Officers)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on February 26, 2026, the Board confirmed the appointment of Mr. Juancho Paolo L. Jerusalem as First Vice President and Head of Enterprise Strategic Business Development and Alliances of the Company effective November 24, 2025.

Prior to his appointment as First Vice President and Head of Enterprise Strategic Business Development and Alliances of the Company, Mr. Jerusalem held several senior leadership roles across Asia-Pacific. From 2023 to 2025, he served as General Manager for Southeast Asia, Taiwan, and Hong Kong at Zerto, a Hewlett Packard Enterprise company. Between 2021 and 2023, he was Vice President of APJ Expansion at Darwinbox Asia-Pacific in Singapore. He also held the following key positions: Vice President for Commercial and Enterprise Sales at Salesforce Customer 360 Cloud (Asia – Singapore) from 2016 to 2021, Regional Director for Customer Experience SaaS covering ASEAN and South Asia Growth Economies at Oracle Applications SaaS from 2015 to 2016, and Regional Director for ERP, HCM, and CRM SaaS in the ANZ region at Oracle Applications SaaS.

Mr. Jerusalem is a Master of Business Administration candidate specializing in Sustainability Leadership (Green MBA) at Holy Angel University. He has completed his executive education in Value Investing at Columbia Business School, and holds a Bachelor of Science in Commerce, major in Business Management, from San Beda University.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

February 26, 2026

February 26, 2026

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities and Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with Section 17.1(b) of the Securities Regulation Code (SRC), SRC Rule 17.1.1.1.3(b)2 and the PSE Revised Disclosure Rules, we submit herewith SEC Form 17-C in connection with the Annual Meeting of Stockholders of PLDT Inc.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type											Department requiring the report											Secondary License Type, If Applicable
		17	-	C									M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,326 As of January 31, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
February 26, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

14.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on February 26, 2026, the Board approved the following items in connection with the Annual Meeting of Stockholders of the Company for 2026 (the “Annual Meeting”):

(a)
The Annual Meeting will be held on June 9, 2026 at 3:00 p.m. Per the By-Laws of the Company, the Annual Meeting shall be held on the second Tuesday of June;

(b)
In accordance with the Company’s By-Laws, the nominations for election of directors/independent directors at the Annual Meeting shall be submitted to the Board of Directors through the Chairman or Corporate Secretary at the Company’s principal place of business at least sixty (60) working days before the meeting or by March 11, 2026;

(c)
The record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting is April 13, 2026. The stock and transfer books of the Company will not be closed;

(d)
The last day for filing of proxies in connection with the Annual Meeting will be on May 29, 2026; and

(e)
The validation of proxies in connection with the Annual Meeting will be completed on June 4, 2026.

The Notice, Agenda, and other materials in connection with the Annual Meeting will be submitted in accordance with the applicable rules.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

February 26, 2026

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : February 26, 2026